

SEC 16021705

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SEC Mail Processing Section
AUG 30 2016
Washington DC 409

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC FILE NUMBER
8-69292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2015 (MM/DD/YY) AND ENDING June 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEG Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. MADISON STREET, SUITE 2410
(No. and Street)

Cihcago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gery Sadzewicz 815-782-1250 ext. 101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 LAKESIDE DRIVE, THIRD FLOOR (Address) BANNOCKBURN, IL 60015 (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2016 AUG 30 PM 1:33 SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gery Sadzewicz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEG Capital LLC, as of June, 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title

Notary Public 8-27-16

OFFICIAL SEAL
JOHN Y G PARK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 08/06/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


F G M K
ASSURANCE • TAX • ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
AEG Capital, LLC

We have audited the accompanying statement of financial condition of AEG Capital, LLC as of June 30, 2016. This financial statement is the responsibility of AEG Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of AEG Capital, LLC as of June 30, 2016 in conformity with accounting principles generally accepted in the United States of America.

FGMK, LLC

Chicago, Illinois
August 26, 2016

FGMK, LLC
2801 Lakeside Drive, 3rd Floor • Bannockburn, IL 60015 • 847 374 0400
333 W. Wacker Drive, 6th Floor • Chicago, IL 60606 • 312 818 4300 • fgmk.com

AEG Capital, LLC
Statement of Financial Condition
June 30, 2016

Assets

Cash	$ 29,366
Accounts Receivable	3,732
Funds on Deposit -FINRA	1,136
Prepaid Expenses	391
Total Assets	**$ 34,625**

Liabilities and Member's Equity

Liabilities:	
Accrued Liabilities	$ 2,475
Member's Equity	
Total Member's Equity	32,150
Total liabilities and member's equity	**$ 34,625**

See notes to financial statements.

AEG CAPITAL, LLC
Notes to Financial Statements

1. Nature of Operation and Summary of Significant Accounting Policies

Nature of Operations

AEG Capital, LLC (the "Company") is a wholly owned subsidiary of AEG Partners LLC ("AEG Partners"). The Company was formed as a limited liability company under the laws of the State of Illinois in March 2013. The Company is a broker-dealer, registered with Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC") effective May 2, 2014. The Company conducts business primarily with institutional customers in the private placements of securities. The Company also provides mergers & acquisitions and other investment banking advisory services. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the broker/dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the Customer Protection Rule), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

A Summary of the Company's Significant Accounting Policies Follows:

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as established in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") to ensure consistent reporting of financial condition, results of operations and cash flow.

Use of Estimates

The preparation of financial statements in conformity GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are reported net of ay estimated allowances for uncollectible accounts and contractual adjustments. All receivable are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of June 30, 2016.

Revenue Recognition

The Company's primary sources of revenue include (i) fees derived from introducing investors to subscribe to various private placements of securities, which are carried in the investor's name/title; and (ii) investment banking advisory fees. Investment banking advisory fee revenues are recognized upon receipt of the fees, or in the case of private placement fees when the investor's fully funded subscription is accepted by the issuer.

Income Taxes

The Company is a limited liability company the profits and losses of which are passed through and included in the tax returns of its sole member, AEG Partners LLC. Accordingly, the Company's financial statements do not reflect a provision for income taxes.

Going Concern

The Company has relied on its Parent, AEG Partners, LLC, for financial support since its inception. Management anticipates that the Company will continue to rely on its parent for financial support which will enable the Company to continue as a going concern. See Note 3. Related Party transactions.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. The net capital rules may restrict distributions. At June 30, 2016, the Company's adjusted net capital was approximately $26,891, which exceeded the requirement by approximately $21,891.

3. Related Party Transactions

The Company and AEG Partners entered into an expense sharing agreement on Aug 29, 2013 (as amended, the "Management Services Agreement"). AEG Partners makes available to the Company office space, equipment, the services of its employees and administrative support, and other services. The Company records in its financial statements allocated expenses related to the services provided pursuant to the Management Services Agreement.

Direct expenses attributable to the Company, such as registration, licensing, professional fees and certain marketing fees, are accrued and recorded in the Company's financial statements. AEG Partners

provides the Company with capital contributions to pay direct expenses and maintain required net capital. Other expenses that are not identified as direct expenses, such as rent utilities and administrative expenses, or which are not specifically attributable to the Company, are paid directly by AEG Partners and are recorded on the books and records of AEG Partners as applicable. The Company settles the intercompany liability to AEG Partners through a non-cash capital contribution.

4. Concentrations

For the year ended June 30, 2016, one client accounted for 100% of revenues. As of June 30, 2016, this one client accounted for 100% of the accounts receivable.

4. Commitments and Contingencies

Accounting standards require the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been incurred. However, based on its experience, the Company expects the risk of loss to be remote.

5. Subsequent Events

These financial statements were approved by management and available for issuance on August 26, 2016. All known subsequent events have been evaluated through this date.


FGMK
ASSURANCE • TAX • ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AEG Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) AEG Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which AEG Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) AEG Capital, LLC stated that AEG Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. AEG Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AEG Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

FGMK, LLC

Chicago, Illinois
August 26, 2016

FGMK, LLC
2801 Lakeside Drive, 3rd Floor • Bannockburn, IL 60015 • 847 374 0400
333 W. Wacker Drive, 6th Floor • Chicago, IL 60606 • 312 818 4300 • fgmk.com


AEG
CAPITAL

AEG Capital, LLC's Exemption Report

AEG Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) from July 1, 2015 through June 30, 2016 without exception.

AEG CAPITAL, LLC

I, Gery Sadzewicz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ____________________

Financial Operations Principal
August 26, 2016